SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                    CONSOLIDATED RESOURCES HEALTHCARE FUND II
                            (Name of Subject Company)

     MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A,
   LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC;
          MPF Special Fund 9, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $11,610,000                                            $356.43

 * For purposes of calculating the filing fee only. Assumes the purchase of 11,610 Units at a purchase price equal to $800 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $285.14; $71.29
         Form or Registration Number:  SC TO-T; SC TO-T/A
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: March 26, 2007; April 25, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 26, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Consolidated Resources Healthcare Fund II (the "Partnership"), the subject company, not already held by purchasers and their affiliates.

The Offer is hereby amended to extend the Expiration Date to May 21, 2007. Further, the Purchasers are waiving the Minimum Condition. Any and all Units will be accepted upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, except that the Minimum Condition will not apply. As of the date of this amendment, 216 Units have been validly tendered and not withdrawn.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated March 26, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated March 26, 2007*

(a)(4) Form of Letter to Unit holders dated April 25, 2007**

(a)(5) Form of Press Release**

(a)(6) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 26, 2007

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 25, 2007



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 9, LLC

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated March 26, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated March 26, 2007*

(a)(4) Form of Letter to Unit holders dated April 25, 2007**

(a)(5) Form of Press Release**

(a)(6) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 26, 2007

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 25, 2007